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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

RESTORE MEDICAL, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
76128C100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76128C100	13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Deer VI & Co. LLC –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1631716

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		--0--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,379,308

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH:	8	SHARED DISPOSITIVE POWER:

1,379,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,379,308

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	76128C100	13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Bessemer Venture Partners VI L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1631720

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		--0--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,379,308

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH:	8	SHARED DISPOSITIVE POWER:

1,379,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,379,308

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	76128C100	13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Bessemer Venture Partners Co-Investment L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1646533

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		--0--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,379,308

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH:	8	SHARED DISPOSITIVE POWER:

1,379,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,379,308

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	76128C100	13G	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Bessemer Venture Partners VI Institutional L.P. –

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-1646532

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		--0--

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,379,308

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH:	8	SHARED DISPOSITIVE POWER:

1,379,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,379,308

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.9%%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	76128C100	13G	Page	6	of	10
Item 1(a). Name of Issuer:
     Restore Medical, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2800 Patton Road, St. Paul, Minnesota 55113
Item 2(a). Name of Person Filing:
This statement is being filed by Deer VI & Co. LLC (“Deer VI”), Bessemer Venture Partners VI L.P. (“BVP”), Bessemer Venture Partners Co-Investment L.P. (“BVPCI”) and Bessemer Venture Partners VI Institutional L.P. (“BVPI”).
Deer VI serves as the sole general partner of BVP, BVPCI and BVPI.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Deer VI, BVP, BVPCI and BVPI:
c/o Bessemer Venture Partners
1865 Palmer Avenue
Larchmont, NY 10583
Item 2(c). Citizenship:
Deer VI — Delaware
BVP — Delaware
BVPCI — Delaware
BVPI — Delaware
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
76128C100
Item 3. Not Applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

CUSIP No.	76128C100	13G	Page	7	of	10
As of December 31, 2006, BVP was the record holder of 1,018,966 shares of Common Stock (the “BVP Shares”); BVPCI was the record holder of 343,102 shares of Common Stock (the “BVPCI Shares”); and BVPI was the record holder of 17,240 shares of Common Stock (the “BVPI Shares”)..

By virtue of their relationship as affiliated entities, whose general partner has overlapping individual executive managers, as the case may be, each of BVP, BVPCI and BVPI may be deemed to beneficially own and share the power to direct the disposition and vote of the BVP Shares, BVPCI Shares and BVPI Shares for an aggregate of 1,379,308 shares (the “Record Shares”).

Deer VI (as sole general partner of BVP; BVPCI and BVPI) may also be deemed to beneficially own the Record Shares.

Each reporting person disclaims beneficial ownership of such shares except to the extent of their pecuniary interest, if any, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of all of the reported shares.
(b)	Percent of class:

Deer VI	8.9%
BVP	8.9%
BVPCI	8.9%
BVPI	8.9%
The foregoing percentages are calculated based on the 15,499,051 shares of Common Stock of Restore Medical, Inc. outstanding as of October 20, 2006 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 26, 2006.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares for each other reporting person

(ii)	Shared power to vote or to direct the vote: 1,379,308 shares for each reporting person

(iii)	Sole power to dispose or to direct the disposition of: 0 shares for each other reporting person

(iv)	Shared power to dispose or to direct the disposition of: 1,379,308 shares for each reporting person
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.

CUSIP No.	76128C100	13G	Page	8	of	10
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     Not applicable.

CUSIP No.	76128C100	13G	Page	9	of	10
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2007

BESSEMER VENTURE PARTNERS VI L.P. BESSEMER VENTURE PARTNERS CO-INVESTMENT L.P. BESSEMER VENTURE PARTNERS VI INSTITUTIONAL L.P.

By:	Deer VI & Co. LLC

By:	/s/ J. Edmund Colloton

Name:	J. Edmund Colloton

Title:	Executive Manager

CUSIP No.	76128C100	13G	Page	10	of	10
EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.